SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.

FORM N-8A

NOTIFICATION OF REGISTRATION

FILED PURSUANT TO SECTION 8 (A) OF THE

INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

A.	Name:	TFLIC Separate Account VNY

B.	Address of Principal Business Office (Number and Street, City, State, Zip Code):

4 Manhattanville Road
Purchase, NY 10577

C.	Telephone Number (including area code):

(319) 297-8330

D.	Name and address of agent for service of process:

Darin D. Smith, Esquire
4333 Edgewood Road N.E.
Cedar Rapids, Iowa 52499-0001

E.	Copy to:

Frederick R. Bellamy, Esquire
Sutherland, Asbill & Brennan
1275 Pennsylvania Avenue N.W.
Washington, D.C. 20004-2404

F.	Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:

Yes ☒     No ☐

Pursuant to the requirements of the Investment Company Act of 1940, the sponsor of the Registrant has caused this notification of registration to be duly signed on behalf of the Registrant in the City of Cedar Rapids, and State of Iowa this 24th day of January, 2005.

	(SEAL)	TFLIC Separate Account VNY
(Name of Registrant)

		By:	Transamerica Financial Life Insurance Company
(Name of Depositor)

		By:	/s/ Mark W. Mullin
Mark W. Mullin
		Title:	President

ATTEST:

By:	/s/ Ronald L. Ziegler
Ronald L. Ziegler
Vice President
Transamerica Financial Life Insurance Company